UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SYNERGY CHC CORP.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

87165D 109

(CUSIP Number)

Donald Lee, Esq.

LKP Global Law, LLP

1901 Avenue of the Stars, Suite 480

Los Angeles, California 90067

(424) 239-1890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87165D 109	SCHEDULE 13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON: URX Acquisition Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 87165D 109	SCHEDULE 13D	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON: KMJZ Investments, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 87165D 109	SCHEDULE 13D	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON: Chai Trust Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 87165D 109	SCHEDULE 13D	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON: Arbicha Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 87165D 109	SCHEDULE 13D	Page 6 of 9 Pages

1.	NAME OF REPORTING PERSON: Casa Vicente LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 87165D 109	SCHEDULE 13D	Page 7 of 9 Pages

ITEM 1.	SECURITIES AND ISSUER

This Amendment No. 1 to Schedule 13D on the shares of common stock, par value $0.00001 per share (“Common Stock”) of Synergy CHC Corp., a Nevada corporation (“Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D which was originally filed on February 9, 2016 (the “Original Filing”).   Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth the Original Filing.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is amended to add the follows:

Following the closing of the Purchase Agreement, Issuer made a claim for indemnification against the Target shareholders and URX Trust pursuant to provisions of the Purchase Agreement. Such claim was resolved pursuant to a Settlement and Release Agreement dated as of December 17, 2015 (the Settlement Agreement”), by and among Issuer, URX Trust, the Target shareholders and the former directors of Target (the “Target directors”).

Pursuant to the Settlement Agreement, URX Trust agreed to, among other things, return to Issuer 3,000,000 shares of the 6,000,000 shares of Common Stock included in the Consideration, and release and discharge all claims through the date of the Settlement Agreement that it may have against Issuer. In exchange, Issuer agreed to, among other things, release and discharge all claims through the date of the Settlement Agreement that it may have against URX Trust, the Target shareholders and the Target directors, and issue to URX Trust of a warrant to purchase up to 1,000,000 shares of Common Stock (the “Warrant”).

The Warrant is exercisable at any time for three years from December 17, 2015, at an exercise price of $5.00 per share, as may be adjusted for stock splits and stock dividends. The Warrant may also be exercised on a cash-less basis if and when the fair market value of one share of Common Stock exceeds the Warrant exercise price. Issuer may also redeem the Warrant at $0.001 per share if, after the Common Stock is quoted on the Over-the-counter Bulletin Board or a national securities exchange, the per share closing sale price of the Common Stock equals or exceeds the Warrant exercise price for 90 consecutive days.

The foregoing descriptions of the Settlement Agreement and the Warrant do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the Settlement Agreement and the Warrant, which have been filed as Exhibits 7.04 and 7.05, respectively, and are incorporated herein by this reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended, in pertinent parts, as follows:

(a) – (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 4,000,000 shares of Common Stock, including 1,000,000 shares underlying the Warrants, constituting approximately 4.92% of Issuer’s currently issued and outstanding Common Stock. Such percentage is based upon 81,360,097 shares of Common Stock issued and outstanding, including 69,238,044 shares as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015, and 15,122,053 shares issued pursuant to the transactions described on the Form 8-K filed by Issuer with the SEC on November 18, 2015, less the 3,000,000 shares returned to Issuer pursuant to the Settlement Agreement.

(e) On December 17, 2015, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended to add the follows:

The information regarding the Settlement Agreement and the Warrant under Item 4 is incorporated herein by reference in their entirety.

Except as described above or in the Original Filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of Issuer, the occurrence of which would give another person voting power or investment power over the securities of Issuer.

CUSIP No. 87165D 109	SCHEDULE 13D	Page 8 of 9 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

7.01	Joint Filing Agreement, dated as of February 9, 2016, by and among the Reporting Persons (1)
7.04	Settlement Agreement (2)
7.05	Warrant (3)

(1)	Incorporated by reference to Exhibit 7.01 attached to the Schedule 13D filed by the Reporting Persons with the SEC on February 9, 2016.
(2)	Incorporated by reference to Exhibit 10.18 attached to Issuer’s Current Report on Form 8-K filed with the SEC on December 22, 2015.
(3)	Incorporated by reference to Exhibit 4.6 attached to Issuer’s Current Report on Form 8-K filed with the SEC on December 22, 2015.

CUSIP No. 87165D 109	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2016	URx acquisition trust

	By:	KMJZ Investments, LLC

		By:	/s/ Jonathan D. Wasserman
		Name:	Jonathan D. Wasserman
		Title:	Vice President and Secretary

KMJZ INVESTMENTS, L.L.C.

	By:	/s/ Jonathan D. Wasserman
	Name:	Jonathan D. Wasserman
	Title:	Vice President and Secretary

CHAI TRUST COMPANY, LLC

	By:	/s/ Phillip G. Tinkler
	Name:	Phillip G. Tinkler
	Title:	Chief Financial Officer

ARBICHA INVESTMENTS, LLC

	By:	Arbicha, LLC, Sole Member

		By:	/s/ Randall Kaplan
		Name:	Randall Kaplan
		Title:	Manager

CASA VICENTE LLC

By:	/s/ David Leyrer
Name:	David Leyrer
Title:	Manager